TELUS International welcomes two new directors and increases the number of independent directors on its board

Vancouver, Canada – April 10, 2023 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, welcomes Madhuri Andrews as an independent director to its board of directors and Navin Arora as a director nominee from TELUS. Madhuri and Navin fill the vacancies created on TELUS International’s board when Kenneth Cheong and Stephen Lewis retired on January 5, 2023, and February 9, 2023, respectively.

“We are pleased to welcome Madhuri and Navin to the TELUS International board of directors, as they both bring a wealth of skill and public company experience related to governance, risk management and technology, further strengthening the overall effectiveness of our board,” said Darren Entwistle, Chair of the board of TELUS International. “The addition of Madhuri and Navin has further diversified our board and, with Madhuri joining, increased our number of independent directors to five, 80% of which are female, and also enabled us to exceed our goal of having 30% overall female representation on our board prior to the 2023 annual general meeting. I would also like to take this opportunity to thank Kenneth and Stephen on behalf of our entire organization for their many years of service and contributions to our company’s growth and success since joining our board at its inception in 2016.”

Ms. Andrews joined the board of directors on March 9, 2023, and is a member of the Audit Committee and the Governance and Nominating Committee. Prior to founding her own consulting firm, Ms. Andrews was an Executive Vice President and the Chief Digital and Information Officer with Jacobs Solutions Inc., which she joined in 2018. Prior to that, Ms. Andrews held a number of senior executive positions with both private and public companies. In addition to the TELUS International Board, Ms. Andrews currently serves on the Audit, Governance and Sustainability Committees of Applied Industrial Technologies, Inc. and is a board member and strategic advisor to a group of private equity companies, chairing their Technology, Digital and Sustainability Committees. Ms. Andrews holds an Executive Business Management Certificate from the University of Texas and Bachelor of Science degrees in Aerospace and Mechanical Engineering from Northrop University in Los Angeles, California.

Mr. Arora joined the board of directors on January 4, 2023, and is a member of the Governance and Nominating Committee. He currently holds the position of Executive Vice-President, TELUS, and President, TELUS Business Solutions, overseeing all business segments across Canada, in addition to Partner Solutions, TELUS’ global wholesale division, and a number of market-leading companies part of the TELUS family. Since joining TELUS in 1999, Mr. Arora has held senior executive roles with increasing responsibility across various parts of the organization. He currently serves on the TELUS Calgary Community Board and the boards of Calgary Economic Development, the Canadian Chamber of Commerce Western Executive Council and the Sandbox Project. Mr. Arora holds a Bachelor of Science degree from the University of Alberta and a Masters Certificate in Project Management from George Washington University.

The number of directors on TELUS International’s board remains at 11, all of whom have been proposed as nominees for election at our upcoming annual meeting of shareholders on May 12, 2023. For more information, please review the TELUS International information circular available at www.telusinternational.com/investors and as filed on SEDAR and EDGAR on April 10, 2023.

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.1 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

For more information, please contact:

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com

TELUS International Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com
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